EXHIBIT 12

COCA-COLA ENTERPRISES INC.

COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

(In millions except ratios)

	Fiscal Year
	2002	2001	2000	1999	1998
Computation of Earnings:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting	$705	$(150)	$333	$88	$169
Add:
Interest Expense	655	746	777	726	706
Amortization of capitalized interest	3	2	2	2	2
Amortization of debt premium/discount and expenses	14	12	20	29	27
Interest portion of rent expense	33	28	24	27	28

Earnings as Adjusted	$1,410	$638	$1,156	$872	$932

Computation of Fixed Charges:
Interest expense	$655	$746	$777	$726	$706
Capitalized Interest	1	3	2	2	7
Amortization of debt premium/discount and expenses	14	12	20	29	27
Interest portion of rent expense	33	28	24	27	28

Fixed Charges	$703	$789	$823	$784	$768
Preferred stock dividends (a)	4	4	5	6	2

Combined Fixed Charges and Preferred Stock Dividends	$707	$793	$828	$790	$770

Ratio of Earnings to Fixed Charges (b)	2.00	0.81	1.40	1.11	1.21

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (b)
	1.99	0.80	1.40	1.10	1.21

(a)	Preferred stock dividends have been increased to an amount representing the pretax earnings which would be required to cover such dividend requirements.
(b)	Ratios were calculated prior to rounding to millions.